Contact

www.linkedin.com/in/patrick-frimat-a48368a (LinkedIn)
www.abvtechnology.com (Company)

Top Skills

Fire Alarm
Strategic Planning
Start-ups

Languages

French

patrick frimat

Founder at ABV Technology
Santa Barbara, California, United States

Summary

We have developed technology to filter beer/cider into 2 beverages. One output is a great NA beer at 0.5% ABV. It retains much of the original character. The other output is a clear FMB at the same ABV % as the input, a great base for hard seltzer. We are looking for partners to expand our service model through North America

Experience

ABV Technology

Founder - VP Business Development
September 2018 - Present (6 years 2 months)
Greater Minneapolis-St. Paul Area

ABV Technology is creating a machine to sell to craft brewers that will allow them to make great tasting non-alcoholic (NA) beer. Worldwide demand for NA and low alcohol (LA) beer is growing. Our machine will allow craft brewers to meet this demand using existing recipes. https://www.abvtechnology.com/

Honeywell

Member of Integration team RSI/Honeywell (HSF)
March 2016 - November 2017 (1 year 9 months)
Greater Minneapolis-St. Paul Area

3/1/2016
Honeywell Acquires RSI Video Technologies, A Leading Provider Of Intrusion Detection With Video Verification

- Addresses Growing Demand for Video Verification to Reduce False Alarms
- Advanced Motion Detection Technology with Integrated Cameras Delivers Live Video Streaming of Indoor and Outdoor Intrusion Alerts
- Complements Honeywell's Core Security Portfolio and Benefits from Honeywell's Global Channel

MELVILLE, N.Y., March 1, 2016 /PRNewswire/ -- Honeywell (NYSE: HON) announced that it has acquired privately held RSI Video Technologies (RSI),

a leading global provider of intrusion detection systems for commercial and residential security applications under the brand Videofied®, for approximately $123 million (€113 million).

RSI's wireless battery-powered motion detectors with built-in cameras deliver live, high-quality video over the cloud to central monitoring stations and end-users. The acquisition enhances Honeywell's ability to meet the increasing global customer need for video verification, and it also brings a unique do-it-yourself (DIY) offering combined with professional monitoring.

RSI VIDEO TECHNOLOGIES
CEO
September 2006 - February 2016 (9 years 6 months)
Strasbourg Area, France - Minneapolis, USA

SATO
MANAGING DIRECTOR EUROPE
November 2003 - August 2006 (2 years 10 months)

Cognitive Solutions
GENERAL MANAGER
September 1998 - January 2003 (4 years 5 months)

Axiohm
VP Sales and Marketing North America
1995 - 1998 (3 years)

Education

UC Santa Barbara
Msc, Electrical Engineering · (1988 - 1989)

École Supérieure d'Électricité
MSC, EE · (1986 - 1989)

Sainte Genevieve
· (1983 - 1986)